

March 23, 2018

Chris Schelling
Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, Ste. 351
300 Washington Street
Newton, MA 02458

> **Re: Acer Therapeutics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2018**
> **File No. 001-33004**

Dear Mr. Schelling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Comparison of Shareholder Rights Before and After the Reincorporation, page 16

1.   We note your disclosure that the reincorporation will effect some changes in the rights of the company's shareholders. For example, it appears that shareholders will be losing certain rights in the reincorporation such as the ability to take action by written consent, the ability to call meetings, the ability to remove directors without cause and the ability to choose a forum other than the Court of Chancery of the State of Delaware for certain lawsuits. In addition, it appears that the vote needed for shareholders to amend the bylaws and certain articles of the charter will be raised from a majority vote to the vote of two-thirds of the shareholders. We note your disclosure that these changes are being made because of differences between the TBOC and the DGCL and differences between the

company's charter documents before and after the reincorporation. Please revise your disclosure to clearly indicate which changes to the rights of the shareholders are being made because they are required by Delaware law and which changes the Board has decided to make. With respect to the changes the Board has decided to make, please disclose the reasons that the Board has decided to make such changes. Please also revise the disclosure to make it clear in which instances the shareholders will be losing certain rights or will otherwise be negatively effected by the reincorporation.

2. Please tell us how you determined that a separate vote regarding the changes in the rights of the company's shareholders was not required. Refer to Exchange Act Rule 14a-4(a)(3).

3. We note your disclosure that the information in this section is qualified in its entirety by reference to, in part, the TBOC, the Texas Charter, the Texas Bylaws and the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Patty DeGaetano, Esq.